UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

AiAdvertising, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00874R 103

(CUSIP Number)

Timothy Dunn

Hexagon Partners, Ltd.

18 Desta Dr., Midland, Texas 79705

Tel: (432) 818-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Hexagon Partners, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,233,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,233,600 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,233,600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Percentage based on (i) 1,334,408,773 outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, plus (ii) 1,266,233,600 shares of Common Stock issuable upon conversion of the 3,165,584 shares of Series I Preferred Stock reported herein.

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Texas Star Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,233,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,233,600 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,233,600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Percentage based on (i) 1,334,408,773 outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, plus (ii) 1,266,233,600 shares of Common Stock issuable upon conversion of the 3,165,584 shares of Series I Preferred Stock reported herein.

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Timothy Dunn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,266,233,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,266,233,600 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,233,600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Percentage based on (i) 1,334,408,773 outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, plus (ii) 1,266,233,600 shares of Common Stock issuable upon conversion of the 3,165,584 shares of Series I Preferred Stock reported herein.

CUSIP No. 00874R 103

1	NAMES OF REPORTING PERSON Bradley Parscale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Percentage based on (i) 1,334,408,773 outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on April 20, 2023, relating to the beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of AiAdvertising, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 321 Sixth Street, San Antonio, TX 78215.

Item 2. Identity and Background

(a) This Amendment No. 1 is filed by Timothy Dunn, Texas Star Management Company, LLC (“TSMC”), Hexagon Partners, Ltd. (“Hexagon”) and Bradley Parscale (together with Mr. Dunn, TSMC and Hexagon, the “Reporting Persons”). Mr. Dunn is the managing member of TSMC, which is the general partner of Hexagon. Mr. Parscale has discussed the strategic direction of the Issuer with the other Reporting Persons but is not formally affiliated with them.

(b) The address of the principal business office of Hexagon, TSMC, and Mr. Dunn is 18 Desta Dr., Midland, Texas 79705. The address of the principal business office of Mr. Parscale is 1512 E Broward Blvd., Fort Lauderdale, Florida 33301.

(c) The principal business of Hexagon is making various investments, including in securities of the Issuer. The principal business of TSMC is serving as the general partner of Hexagon. The principal occupation of Mr. Dunn is serving as the chief executive officer of Crownquest Operating, LLC. The principal occupation of Mr. Parscale is digital marketing, software engineering and entrepreneurship.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hexagon is a Texas limited partnership. TSMC is a Texas limited liability company. Mr. Dunn and Mr. Parscale are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The information provided in Items 4 and 6 is hereby incorporated by reference.

On April 11, 2023, pursuant to a securities purchase agreement between Hexagon and the Issuer (the “SPA”), Hexagon purchased 2,272,727 shares of Series I Preferred Stock (the “Preferred Stock”) at a price equal to $2.20 per share for a total aggregate consideration of $4,999,999.40.

On January 30, 2024, pursuant to an amendment no. 1 to the SPA (the “Amendment No.1 to the SPA”), Hexagon purchased an additional 892,857 shares of Preferred Stock at a price equal to $2.80 per share for a total aggregate consideration of $2,499,999.60.

Each share of Preferred Stock may be converted into Common Stock on a 1:400 basis at the election of its holder, at any time upon ninety (90) days’ written notice, and votes with the Common Stock on all matters as to which a vote of the Issuer’s stockholders is required on an as-converted basis. The securities reported in this Amendment No. 1 as beneficially owned by the Reporting Persons reflect only the 3,165,584 shares of Preferred Stock above with a voting power of 400 votes per share.

The source of funds for such purchase was personal funds of Hexagon.

Item 4. Purpose of Transaction

The information provided in Items 3 and 6 is hereby incorporated by reference.

Hexagon, TSMC, and Mr. Dunn have acquired beneficial ownership of the securities reported herein for investment purposes, subject to the below, and will evaluate the investment in the securities on a continual basis. Mr. Parscale is not a party to the SPA or the Amendment No. 1 to the SPA but has consulted with Hexagon, TSMC, and Mr. Dunn with respect to the transactions contemplated by the SPA. Mr. Parscale has beneficial ownership of 5,000,000 shares of Common Stock he received from the conversion of Series D Preferred Stock. Mr. Parscale is compensated by the Issuer for providing consulting services, as further described in Item 6.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may communicate with the Issuer’s board of directors (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, with respect to operational, strategic, financial or governance matters, including engaging legal, financial, regulatory, technical or industry advisors to assist in any review. Such discussions and actions may be preliminary and exploratory in nature, and may or may not rise to the level of a plan or proposal. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction; business combinations; material asset purchases or sales; the formation of joint ventures’ material projects or capital expenditures; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer securities; or any action similar to those enumerated above.

Subject to the terms and conditions of the documents described herein to which the Reporting Persons are party, the Reporting Persons may seek to acquire securities of the Issuer, including Common Stock or other equity, debt or other financial instruments related to the Issuer, or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Amendment No. 1 to Securities Purchase Agreement

Pursuant to the Amendment No.1 to the SPA, the Issuer amended the terms of the options granted to Hexagon under the SPA to provide for a ten (10) month option from the date of the initial closing of the Purchase Agreement to purchase (i) a second tranche consisting of up to 892,857 additional shares of Preferred Stock, at a price equal to $2.80 per share, and (ii) a third tranche consisting of up to 168,269 additional shares of Preferred Stock, at a price equal to $10.40 per share. The second tranche option was exercised on January 30, 2024. The third tranche option has not been exercised at this time, and will expire on February 11 , 2024.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 1,334,408,773 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, plus (ii) 1,266,233,600 shares of Common Stock issuable upon conversion of the 3,165,584 shares of Preferred Stock reported herein.

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference.

Hexagon directly holds 3,165,584 shares of Preferred Stock, which have the voting power of and are convertible into 1,266,233,600 shares of Common Stock. TSMC is the general partner of Hexagon. Mr. Dunn is the managing member of TSMC.

Mr. Parscale directly holds 5,000,000 shares of Common Stock from converting shares of Series D Preferred Stock to Common Stock and also directly holds 86,021 shares of Series D Preferred Stock. A Description of the Series D Preferred Stock is included in Item 6.

(c) Except for the transaction which is the subject of this Amendment No. 1, none of the Reporting Persons has effected any transaction in Common Stock in the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 is hereby incorporated by reference.

Series I Certificate of Designation

On April 10, 2023, the Issuer filed with the secretary of state of the state of Nevada a Certificate of Designation of Preferences, Rights and Limitations of Series I Preferred Stock (the “Certificate of Designation”). Pursuant to the Certificate of Designation, each share of Preferred Stock may be converted into Common Stock on a 1:400 basis at the election of its holder, at any time upon ninety (90) days’ written notice, and votes with the Common Stock on all matters as to which a vote of the Issuer’s stockholders is required on an as-converted basis.

Without the prior written consent of holders of not less than 50% of the then total outstanding share of Preferred Stock voting as a single class, the Issuer and its subsidiaries may not (a) effect or agree to effect a change of control; (b) sell, transfer, license, lease, or otherwise dispose of, in any transaction or series of related transactions, any significant assets of the Issuer or any subsidiary; (c) alter, modify, or repeal the Certificate of Designation; (d) in any manner authorize, create, amend or issue any class or series of capital stock ranking prior to or on parity with the Preferred Stock; (e)(i) issue or authorize the issuance of any equity securities of the Issuer’s subsidiaries, other than to the Issuer or another of the Issuer’s wholly owned subsidiaries, or (ii) form or create a subsidiary of the Issuer that is not wholly-owned (directly or indirectly) by the Issuer; or (f) enter into any agreement with respect to any of the foregoing.

The description of the Certificate of Designation contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Certificate of Designation, which is filed as Exhibit D and is also incorporated herein by reference.

Registration Rights Agreement

Pursuant to the SPA, the Issuer has entered into a registration rights and lock-up agreement with Hexagon, dated April 11, 2023 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted Hexagon certain demand and piggyback registration rights with respect to the shares of Common Stock issued or issuable upon conversion of shares of Series I Preferred Stock.

Hexagon also agreed to a one-year lock-up period commencing on April 11, 2023 for any Common Stock issued or issuable upon conversion of the Series I Preferred Stock, with customary transfer exceptions described in the Registration Rights Agreement.

The description of the Registration Rights Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit D and is also incorporated herein by reference.

Series D Certificate of Designation

On August 1, 2017, the Issuer filed a Certificate of Designation of Preferences Rights and Limitations of Series D Preferred Stock “the “Series D Certificate of Designation”). Pursuant to the Series D Certificate of Designation, each share of Series D Preferred Stock is convertible at the option of the holder into 2,500 shares of Common Stock upon 90 days’ written notice and pays a quarterly dividend, calculated as (1/90,000) x (5% of the Adjusted Gross Revenue) of the Company’s subsidiary Parscale Digital. Adjusted Gross Revenue means the top line gross revenue of Parscale Digital, as calculated under GAAP (generally accepted accounting principles) less any reselling revenue attributed to third party advertising products or services, such as, but not limited to, search engine keyword campaign fees, social media campaign fees, radio or television advertising fees, and the like. The holders of the Series D Preferred Stock do not have voting rights except as required by law and with respect to certain protective provisions set forth in the Series D Certificate of Designation.

The description of the Series D Certificate of Designation contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Series D Certificate of Designation, which was filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2017 and is incorporated by reference.

Independent Consultant Agreement

Mr. Parscale is party to an Independent Consultant Agreement (“Consulting Agreement”) with the Issuer, dated as of August 4, 2022, pursuant to which Mr. Parscale provides business development services, lead generation services, and sales services. Mr. Parscale’s compensation for such services includes $120,000 per year in Common Stock under the Issuer’s 2022 Qualified Incentive Stock Plan.

The description of the Consulting Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Consulting Agreement, which is filed as Exhibit H hereto and is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons (filed herewith)

Exhibit B	Securities Purchase Agreement, by and among Hexagon Partners, Ltd. and AiAdvertisting, Inc., dated April 10, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit C	Amendment No. 1 to Securities Purchase Agreement, by and between Hexagon Partners, Ltd. and AiAdvertising, Inc., dated January 30, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K on February 1, 2024)

Exhibit D	Registration Rights and Lock-Up Agreement, by and among Hexagon Partners, Ltd. and AiAdvertisting, Inc., dated April 11, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit E	Certificate of Designation of Preferences, Rights and Limitations of Series I Preferred Stock, dated April 10, 2023 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on April 11, 2023)

Exhibit F	Form of Rights Agreement by and among AiAdvertising, Inc. and Worldwide Stock Transfer LLC (incorporated by reference to the attachment to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on June 12, 2023)

Exhibit G	Certificate of Designation of Preferences, Rights and Limitations of Series D Preferred Stock, dated August 1, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2017)

Exhibit H	Independent Consultant Agreement, dated August 4, 2022 (incorporated by reference to Exhibit G of the Schedule 13D filed on April 20, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

HEXAGON PARTNERS, LTD.

By:	Texas Star Management Company, LLC, its general partner

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TEXAS STAR MANAGEMENT COMPANY, LLC

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TIMOTHY DUNN

/s/ Timothy Dunn

BRADLEY PARSCALE

/s/ Bradley Parscale

[AiAdvertising, Inc. – Amendment No. 1 to Schedule 13D]

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of AiAdvertising, Inc., a Nevada corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 1, 2024

HEXAGON PARTNERS, LTD.

By:	Texas Star Management Company, LLC, its general partner

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TEXAS STAR MANAGEMENT COMPANY, LLC

By:	/s/ Timothy Dunn
Name:	Timothy Dunn
Title:	Managing Member

TIMOTHY DUNN

/s/ Timothy Dunn

BRADLEY PARSCALE

/s/ Bradley Parscale